UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR TREASURY AND FINANCIAL AFFAIRS

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

CHRISTOPHER P. PETERSON, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

*	The registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The sole purpose of this Amendment No. 4 is to file with the Securities and Exchange Commission an update of certain information which was filed as part of Exhibit D-3 to the Republic of Turkey's Amendment No. 3 to the Annual Report on Form 18-K/A, filed on April 10, 2020, which is included as Exhibit D-4 hereto and which updates and amends the entire Exhibit D-3 previously filed.

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2019 Annual Budget of the Republic (in Turkish)(P)

* D	Current Description of the Republic as of September 26, 2019

* D-1	Recent Developments in the Republic as of November 6, 2019

* D-2	Recent Developments in the Republic as of February 6, 2020

* D-3	Current Description of the Republic as of April 10, 2020

D-4	Current Description of the Republic as of April 29, 2020

* E	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated November 14, 2019

* F	Opinion of Arnold & Porter Kaye Scholer LLP dated November 14, 2019

* G	Underwriting Agreement dated November 6, 2019

* H	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated February 13, 2020

* I	Opinion of Arnold & Porter Kaye Scholer LLP dated February 13, 2020

* J	Underwriting Agreement dated February 6, 2020

* K	Form of Note

*	Previously filed.
(P)	Filed in paper format under cover of Form SE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 29th day of April, 2020.

REPUBLIC OF TURKEY

By:	/s/ Yavuz ALKAN
Yavuz ALKAN Acting Head of Department Ministry of Treasury and Finance

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